THE NOTTINGHAM COMPANY
116 South Franklin Street
Rocky Mount, North Carolina 27804

March 3, 2023

VIA EDGAR

Megan Miller
U.S. Securities and Exchange Commission
3 World Financial Center
New York, NY 10281

RE:	Aspiration Funds (the “Registrant”) File No. 811-22922

Dear Ms. Miller:

This letter responds to comments that you provided to Tracie Coop, Secretary of the Registrant, in a telephonic discussion on February 1, 2023, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series, Aspiration Redwood Fund (the “Fund”). We have summarized the comments below, followed by the Registrant’s responses.

1.
Comment: The Fund had a change in its independent registered public accounting firm for the year ended September 30, 2022, but relevant filings did not note all of the required elements.  Please correct and re-file impacted filings as necessary.  Please refer to the Investment Management Dear CFO Letter 1998-04, which outlines the applicable requirements.

Response:  The Registrant notes that the consent from KPMG LLP, the Trust’s previous independent registered public accounting firm, consistent the Section 7(a) of the Securities Act of 1933, was filed with the registration statement via a POS EX filing on February 8, 2023.  The Registrant also notes that the Form N-CSR was amended on February 8, 2023 to add the letter of agreement from the prior auditor.  The Registrant also notes that the Form N-CSR will be further amended to correct the period of the report noted in the certification.
2.
Comment: The management discussion of Fund performance included in the financial statements for the fiscal year ended September 30, 2022 is required to discuss the performance during the most recent fiscal year.  The discussion included covered only the prior six-month period ended September 30, 2022.  Going forward, please include a discussion of the full fiscal year as required by Form N-1A Item 27(b)(7).

Response: For future reports the Registrant will ensure that management’s discussion of Fund performance covers the full fiscal year period for the report.
3.
Comment: The Fund’s website was not updated with the most recent prospectus and financial statements as of the date of our review.  Please confirm that the website has been updated.  Please explain how the Fund is in compliance with Rule 30e-3.

Response: The updated prospectus and statement of additional information were added to the Fund’s website on February 1, 2023, the date that they went effective.  The Registrant has confirmed that the current version of the financial statements for the Fund are also posted to the Fund’s website.  The Advisor has confirmed that the full shareholder reports were distributed electronically to all shareholders and the Fund did not rely on Rule 30e-3 to distribute notices.
4.
Comment: In the registration statement update filed on January 27, 2023, the link incorporating the financial statements by reference links to the financial statements for the year September 30, 2021 rather than the financial statements for the year September 30, 2022.  Please correct this link going forward.

Response: The Registrant will ensure that this is correct going forward.

* * *

If you have any questions or comments, please contact the undersigned at 252-984-3807.  Thank you in advance for your consideration.

Sincerely,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, Aspiration Funds